

Mail Stop 3561

July 19, 2010

Via U.S. Mail

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

> **Re:** **Pinnacle Airlines Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-31898**

Dear Mr. Trenary:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page 56
Consolidated Statements of Cash Flows, page 61

1. We refer to the line items "debt retired with insurance proceeds," and "debt retired with auction rate securities proceeds" under noncash investing and financing activities. It is unclear as to why cash received from your insurance company and from the sale or liquidation of auction rate securities which was then paid out to retire debt is reflected as a noncash activity. Please explain why the receipt of such proceeds and subsequent cash payment to retire debt is not reflected in financing and investing activities in your statement of cash flows.

Exhibit 12, page 107

2. Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2008, please revise future filings to eliminate disclosure of this ratio for 2008 and disclose the dollar amount of the company's deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

Schedule 14A

Compensation Discussion and Analysis, page 19

3. We note your disclosure regarding base salary, annual incentives, and long-term incentives. For example, we note that you use corporate-wide objectives, such as achieving pre-determined levels of income, for executive officers in determining their annual incentives. We also note your use of individual performance in determining long-term equity incentives. In future filings, please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief